Golenbock Eiseman Assor Bell & Peskoe LLP

711 Third Avenue, 17th Floor

New York, New York 10017

(212) 212-907-7300

December 6, 2018

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: Daniel F. Duschovny, Esq.

> **Re:**   **Clearsign Combustion Corporation**
> **Preliminary Proxy Statement filed Anthony DiGiandomenico**
> **Filed on November 9, 2018**
> **File No. 001-35521**

Dear Mr. Duschovny:

Reference is made to the letter of the Office of Mergers and Acquisitions (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated November 19, 2018. This letter sets forth below the comments of that letter to the Preliminary Proxy Statement filed by Anthony DiGiandomenico relating to Clearsign Combustion Corporation (the "Company") filed on November 9, 2018, followed by the responses of Mr. DiGiandomenico.

Preliminary Proxy Statement

1.   Please provide us your analysis of whether MDB Capital Group LLC and Richard Deutsch are participants in your solicitation. See Instruction 3 to Item 4 of Schedule 14A for guidance.

   Response

   Neither MDB Capital Group LLC ("MDB") nor Richard Deutsch are participants in the solicitation by Mr. DiGiandomenico. Mr. DiGiandomenico is paying for all costs associated with the solicitation for demands to call a meeting.

Mr. DiGiandomenico does not control or otherwise influence the beneficial interest that MDB has over any shares of Company that it may hold. Whether or not MDB will participate in the request of a special meeting is entirely determined by Mr. Christopher Marlett. The issues Mr. DiGiandomenico raises about the Company are entirely of his concern.

Mr. Richard Deutsch is employed at National Securities Corporation. Mr. Deutsch is not a participant in the solicitation by Mr. DiGiandomenico.   Although Mr. Deutsch is an advocate for change at the Company and Mr. Deutsch and Mr. DiGiandomenico have discussed issues at the Company, there are substantive differences in their respective objectives, and they are not working together in respect of the calling of a special meeting. Mr. DiGiandomenico has requested that Mr. Deutsch not copy or otherwise contact him about his particular concerns for the Company.

Mr. DiGiandomenico forwarded me a couple of emails from Mr. Deutsch, and they appear to focus on the fact that certain outstanding warrants issued by the Company are due to expire. It appears that Mr. Deutsch wants the Company to extent the exercise date, which has nothing to do with the objective of Mr. DiGiandomenico to change the directors and senior management person of the Company. Mr. Deutsch also believes that the Company has "…violated disclosure and good governance regulation." Again, these issues are not the subject of Mr. DiGiandomenico's objective to change the directors and senior management person of the Company.

2.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your statement that "...the company has been underperforming and is not taking advantage of its resources and opportunities under the current Board and management."

Response

Mr. DiGiandomenico has directed that these types of statements be deleted from the solicitation materials. The statement of his objective is largely self-evident, and such statements are not necessary.

3.   Please clarify on page 2 the meaning of "ineffective pursuit of business opportunities."

Response

This statement has been deleted from the solicitation materials.

4.   Revise your disclosure to generally address whether the replacement of all or a majority of the current directors would have a negative effect on the company. For example, describe whether any members of management would be entitled to receive compensation under any change of control agreement or similar provision in an employment agreement and whether any company obligation would be accelerated.

Response

Mr. DiGiandomenico does not have access to the specific agreements of the members of management, other than that of Mr. Pirnat, which is filed as an exhibit to the Form 10-K for the fiscal year ended December 2018. Therefore, any such disclosure would be largely speculative on his part. However, Mr. DiGiandomenico has included such a caution in his solicitation materials by referencing the Company disclosure, with the caution that this is Company disclosure that he is including but that is not verified by him. Mr. DiGiandomenico does point out that Mr. Pirnat has resigned as an officer, so some of the provisions of his agreement would not be affected by a change of control.

Mr. DiGiandomenico does include discussion about the voting agreement between the Company and clirSPV LLC, the agreement being a publicly filed agreement.

5.   With respect to the first full paragraph on page 3, please revise your disclosure to explain whether you are entitled to revise the proposals for an eventual special meeting under Washington law. We may have further comment.

Response

Upon a review of Washington State corporate law, I have not located any restriction on the person who orchestrates a shareholder request for special meeting from adjusting the specific words or provisions of the shareholder demand. The law focuses on the actual proposals of the special meeting notice and the subsequent meeting not being changed. However, that special meeting is the second step in the process of the special meeting demand and the calling of the meeting.

6.   Refer to the fifth full paragraph on page 3. With a view towards revised disclosure, tell us how you are "sure that the Company will try to say that [you] will not have the full percentage of votes to call a meeting if [you deliver] less than 25% but more than 10%." You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

Response

As the Company has disclosed in its filing of November 19, 2018, that a special meeting request only requires 10% of the shareholders on the record date as necessary to make the demand, Mr. DiGiandomenico has removed the paragraph referred to above. There has only been retained the actual facts of the law and the Company constituent documents.

7.   Please tell us the Washington state law that provides for consents to be delivered within seventy (70) days of the record date.

        Response

        Upon a review of Washing State corporate law, the above referenced number of days has been removed from the solicitation materials.

    Past Contacts, page 5

8.   Please provide us supplemental support regarding Mr. Tokman's business accomplishments (first full paragraph of page 6) and regarding the email Mr. Bell sent to Mr. DiGiandomenico on October 4, 2018 (second full paragraph of page 6).

        Response

        Attached is the resume of Mr. Tokman, as prepared by Mr. Tokman.

        Attached is the email from Mr. Bell.

    Written Request Procedures, page 8

9.   Please tell us the authority upon which you based your disclosure that the proxies may use their proxy authority to apply for a court order that the special meeting be held.

        Response

        This request of authority has been removed from the solicitation materials.

    Certain Information Regarding the Sollicitation Participant, page 10

10.   We note your disclosure in the last paragraph on page 10. With a view toward revised disclosure, please tell us whether the company paid compensation in excess of $120,000 to MDB Capital Group, since the beginning of the registrant's last fiscal year, and whether MDB Capital Group is an associate of Mr. DiGiandomenico

        Response

        The amount of payments by the Company to MDB has been included in the solicitation materials for the period January 1, 2017, to date.

        MDB is an associate of Mr. DiGiandomenico by reason of his ownership position of MDB, which is greater than 10%.

<u>Schedule II, page 14</u>

11.   Please update this disclosure.

   Response

   Mr. DiGiandomenico has taken the information most recently filed by the Company with the SEC in its solicitation material on November 19, 2018.

<u>Form of Proxy Card</u>

12.   Given that the solicitation relates solely to the calling of a special meeting, tell us why you have included the five proposals you may present at an eventual special meeting in the proxy card.

   Response

   The proxy card has been revised to eliminate the specific resolutions that are intended to be proposed at the special meeting, other than a general reference to removal and election of persons of the board of directors.

   Mr. DiGiandomenico acknowledges that he is responsible for the adequacy and accuracy of the disclosure in the filing.

   Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (212) 907-7349 or email the undersigned at ahudders@golenbock.com. Thank you for your attention to this matter.

                                                      Sincerely,
                                                      /S/ Andrew D. Hudders
                                                      Andrew D. Hudders,

cc: Mr. Anthony DiGiandomenico

ALEXANDER Y. TOKMAN

Seattle, WA | *** | www.linkedin.com/in/alexandertokman

EXECUTIVE SUMMARY

Growth-driven Executive Leader (President, CEO) with 27+ years of cross-functional leadership and P&L management experience centered around the development and commercialization of profitable new technologies within the Medical Device, Diagnostic Pharma, Consumer Electronics, Automotive and Semiconductor markets. Demonstrated track record driving breakthrough revenue growth for both Micro-Cap and Fortune 100 organizations. Skilled at hiring and leading high-performing global teams and guiding a broad mix of global strategic product planning, operations, investor relations, M&A, and business development functions. Certified Master Black Belt and Black Belt in Six Sigma and Design for Six Sigma.

QUALIFICATION HIGHLIGHTS

P&L Leadership / Revenue Growth	Public & Private Capital Fundraising
Global Marketing & Business Development	Raising Business Transformation & Turnarounds
M&A Due Diligence & Integration	Cross-Functional Team Hiring, Mentoring & Leadership
Strategic Planning & Roadmap Development	Process Improvement / Operational Excellence
IP Development & Product Commercialization	Board Reporting & Investor Relations

EXPERIENCE & ACCOMPLISHMENTS

MICROVISION (NASDAQ:MVIS)—Redmond, WA

Recruited for senior executive role by this technology pioneer in the innovative and proprietary ultra-miniature projection display and 3D sensing technologies addressing Consumer Mobility Display, Augmented Reality, and Automotive markets

President & CEO   2005 – 2017 (Dec)

- **Promoted to President & CEO within six months** following initial hire as COO; led a pivotal restructuring and re-capitalization initiative to transform the Company from a government/military R&D shop into a business/technology market leader focused on high-volume display and 3D sensing solutions for consumer and automotive markets—including Mobility, Augmented/Mixed Reality and LiDAR applications.
- **Changed the corporate business model** to "MicroVision Inside" to reflect the new commercialization focus and clarified the firm's R&D vision by reducing 30 product development programs down to three core initiatives.
- **Successfully capitalized the Company and led a multi-year strategic business planning effort** that clarified the organization's strategic objectives, raised over $250M from public markets and strategic investors, and resulted in the retirement of all outstanding debt within a year after assuming leadership of the company.
- **Led business development and commercialization efforts, generating 323% revenue growth** over a 3-year period (2014-2017) and achieving the #2 public company ranking in Washington State (among 65 firms) based on 3-year revenue CAGR; additionally, earned ranking as the #1 (2007) and several top 10 finishes as a Public Company in the Pacific Northwest for Shareholder Return by Puget Sound Business Journal.
- **Closed multi-million-dollar strategic business deals and partnerships** with multiple Fortune 100 Consumer Electronics and Automotive companies; successes include commercializing the Company's technology for the first time in corporate history via pursuit and closure of a ~$33M deal with Sony in 2015.
- **Developed a brand-new disruptive display platform technology**, PicoP®, for the mobility display and AR/MR markets—extending the new technology into the 3D sensing space, as well, to support 3D LiDAR applications.
- **Created an extensive, globally-recognized, IP portfolio with 500+ patents**; since 2008, the Company's IP assets have been recognized as among the best in the world by IEEE (Global Top 20), the WSJ Patent Board (Global Top 50), and the Ocean Tomo (Global) 300 Patent Growth Index.
- **Recruited six new corporate board members and hired a top-tier executive team** to support corporate growth efforts, identifying top talent to fill roles that included CFO, and VPs of Sales, Marketing, Operations, R&D, and HR.
- **Fostered an extremely innovative, engaged, and team-focused work culture** within the organization, leading to receipt of "Best Company to Work For in Washington State" honors from Puget Sound Business Journal in 2009.

GE HEALTHCARE (NYSE:GE)—Waukesha, WI

Held series of progressive global leadership engineering, marketing and divisional leadership P&L roles with this $18B provider of medical devices, imaging technology, software, and performance improvement solutions. Made 1% list.

General Manager, Global Molecular Imaging & Radiopharmacy Business   2003 – 2005

- **Owned P&L for a multi-technology, multi-site, and inter-disciplinary** business unit focused on development and distribution of GE's Molecular Imaging and Radiopharmacy instrumentation and diagnostic tracer technologies.

Alexander Tokman   *Résumé, Page 2*

PROFESSIONAL EXPERIENCE (CONT'D)

- **Generated top line business growth of 20% in 2004** in a market with 8% AAGR; exceeded operating plan by 35% during the same year and implemented business restructuring mechanisms that improved profitability of the global Radiopharmacy business from a 28% contribution margin and 2% operating margin to 41%/17%, respectively.
- **Grew top line sales of the pre-clinical imaging segment by 670%** from 2003-2005 via the development of a global Molecular Imaging business plan and clear set of multi-modality (CT, PET, Optical) technology roadmaps.

Global Business Manager, PET-CT Segment   2000 – 2003

- **Developed/launched a new GE business segment that added $550M+ in revenue** within the first three years of introduction; the breakthrough new diagnostic technology that was developed has transformed the hospital disease detection and management workflow in the areas of oncology, radiation oncology, and cardiology.
- **Spearheaded a two-year business transformation initiative** in GE's Positron Emission Tomography (PET) unit, turning it around from a market laggard with only 27% market share to the unquestioned leader with 82% PET-CT market share and an overall combined share of 53%—leading to a 2002 Frost & Sullivan market penetration award.
- **Cultivated and managed strategic relationships with top global customers** such as Johns Hopkins, Stanford, Mayo Clinic, and Zurich Hospitals—successfully generating a $70M pre-launch sales funnel.
- **Championed innovation / multi-generational PET-CT roadmap planning** that led to multiple awards including "Medical Product of the Year" in 2002 (Frost & Sullivan) and "Best New Radiology Product" in 2003 (Aunt Minnie).
- **Applied 6s/DFSS methodologies** to define critical product parameters, establish sound operational processes, and support multi-site customer data collection efforts that proved instrumental in creation of the new market segment.
- **Recognized as a high-potential leader** and selected for the GE Corporate Management Training program.

Global Engineering Manager, Global X-Ray - R&F Segment   1999 – 2000

- **Led R&D activities for GE's $210M X-Ray R&F business segment**, coordinating the activities of a 300+-member global cross-functional engineering team (US, France, Hungary, Mexico) and guiding all related product programs.
- **Helped attain GE marketing leadership within the segment**, capturing annual revenues of $100M+ and a 40% market share via product development successes that included bringing the new Value Classical R&F global product to market—which increased the top line by 11%—and by leading a design transition of the $80M/year Remote R&F product line from Europe to Americas.
- **Reduced costs by 15%** via usage of 6s methodology to eliminate excess variable, installation, and warranty costs.

Six Sigma / Design for Six Sigma (DFSS) Master Black Belt / Champion / Black Belt, Global X-Ray   1996 – 1998

- **As a Six Sigma pioneer, championed GE's "quality culture" initiative** by developing/deploying quality programs at all business and functional levels throughout the organization; efforts include rolling out the new Design for Six Sigma (DFSS) framework (later adopted as a GE-wide standard) across GE Health to spur proactive product design.
- **Founded and operationalized key tools, processes, and business approaches** that became GE-wide benchmarks, in addition to being acknowledged and implemented as best practices by multiple other Fortune 500 companies.
- **Improved the quality of "Destination Digital" Vascular, Mammo and RAD products for a $1B business** by applying 6-Sigma project selection, execution, and coaching methods and facilitating large-scale DFSS design and development multi-business activities.
- **Completed 350 Green Belt / Black Belt projects** as the Company's first certified engineering Black Belt, driving executive-level initiatives across every key business area and providing training to 600+ GE and non-GE global staff.

Lead Imaging Systems Engineer, Global X-Ray   1995 – 1996

- **Initially joined GE as a senior individual engineering contributor**, responsible for imaging system design and development related to the company's X-Ray Vascular, and R&F product programs.

PRIOR ROLES (DETAILS UPON REQUEST)

TRACOR APPLIED SCIENCES | **Senior Engineer, Scientist & Program Lead** (1989-1995): Led marketing, scientific and engineering efforts focused on the R&D of new state-of-the-art SONAR systems and applications

ARITECH CORP | **Senior Design Engineer** (1987-1989): Designed and developed infrared/ultrasonic security sensors

EDUCATION & ADDITIONAL INFORMATION

M.S., Electrical Engineering (1987) & **B.S., Electrical Engineering** (1985) | UNIVERSITY OF MASSACHUSETTS – DARTMOUTH
Completed Doctorate courses in Signal & Image Processing (1994) | UNIVERSITY OF FLORIDA – GAINESVILLE
Corporate Management Training Program (1999-2005) | GENERAL ELECTRIC (top 1% of potential leaders nominated)
Black Belt & Master Black Belt Certifications | GE SIX SIGMA & DESIGN FOR SIX SIGMA (DFSS)
Board Member, ENDRA (NASDAQ: NDRA) (2008-Present) & FIRST WASHINGTON ROBOTICS (2017-Present)

From: Lon Bell <lbell@lonbellconsulting.com>
Date: Thursday, October 4, 2018 at 2:26 PM
To: Anthony DiGiandomenico   ***
Subject: Alex

Anthony,

I had a good call with Alex. I think he might be able to help us at ClearSign or, as you indicated, maybe with Ideal Power. I will be talking with others at clearsign over the next few days and will bring up the concept you suggested so then we don't make some inappropriate decision. He lives in Seattle which is a plus for ClearSign but his highest and best value might be with our B-TRAN.

Having said all of this, I would like to continue to think about Alex. He is an attractive resource and a known entity so I will pursue my thinking about where he might best fit. Thanks for the introduction.

Regards,

Lon

1819 N Grand Oaks Avenue
Altadena, CA 91001
H (626) 794-1790
C (626) 497-3520
E lbell@lonbellconsulting.com